June 30, 2025

Jeremy Fletcher
Executive Vice President and Chief Financial Officer
O'Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

       Re: O'Reilly Automotive, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
Dear Jeremy Fletcher:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 - Summary of Signficant Accounting Policies
Segment Reporting, page 51

1. Please tell us how your disclosure here and in note 3 comply with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50- 29.f. Refer to ASC 280-10-55-47.bb for
       guidance.
Note 2 - Business Combination, page 57

2. Please tell us why it appears you did not provide disclosure pursuant to ASC 805-10-
       50-2.h.1, 805-20-50-1.c, and 805-30-50-1.a. and b. regarding your acquisition of Vast
       Auto, and provide us with the relevant disclosure for each.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments,
 June 30, 2025
Page 2

action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services